UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2019

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CALCULATION ERROR IN PROXY STATEMENT

On April 11, 2019, Safe-T Group Ltd. (“Company” or “We”) filed a Report on Form 6-K that enclosed, among other things, a copy of the Company’s proxy statement and proxy card for its Extraordinary General Meeting of Shareholders to be held on Thursday, May 16, 2019 (the “Proxy Statement”).

We wish to advise that we have discovered a calculation error in Proposal No. 10 of the Proxy Statement with respect to the table showing the holdings of each of NetNut’s shareholders and the Lenders, immediately following the closing of the NetNut Transaction and CLA Transaction (as defined in the Proxy Statement), respectively. The table that appeared in the Proxy Statement should be replaced with the following table:

Name of Shareholder	Shares after NetNut Transaction	% after NetNut Transaction on a non-diluted basis	Shares including maximum Earn-Out and Debenture Shares (1)	% including maximum Earn-Out and Debenture Shares (1)	Shares on fully diluted basis (2)	% on a fully diluted basis (2)
DiviNetworks Ltd.(3)	46,853,455	26.6%	76,616,379	19.9%	76,616,379	10.4%
Barak Avitbul(4)	2,709,103	1.5%	5,557,140	1.4%	5,557,140	0.8%
Aharon Kinderman	2,381,643	1.4%	3,963,329	1.0%	3,963,329	0.5%
Moishe Kremer(5)	1,451,985	0.8%	1,881,251	0.5%	1,881,251	0.3%
Pini Smotny	2,455,398	1.4%	4,086,066	1.1%	4,086,066	0.6%
Baroma AG Ltd.	13,610,153	7.7%	22,113,845	5.8%	22,113,845	3.0%
Alpha Capital Anstalt(6)(7)	4,560,880	2.6%	86,136,638	22.4%	240,439,668	32.7%
Anson Investments Master Fund LP(8)	2,733,795	1.6%	84,309,553	22.0%	238,612,583	32.4%
Current shareholders	99,520,178	56.4%	99,520,178	25.9%	142,318,805	19.3%
Total	176,276,590	100.0%	384,184,379	100.0%	735,589,066	100.0%

(1) Assuming (a) Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above; (b) conversion of the loan principal and 18 month accrued interest, at a conversion price per ADS of $1.65.
(2) Assuming (a) Earn-Out Amount of $5,000,000 and maximum amount of Earn-Out Shares, as set forth above; (b) conversion of the loan principal and 18 month accrued interest, at a conversion price per ADS of $1.65; (c) conversion of Additional Debentures loan principal (additional amount of $6,000,000) and 18 month accrued interest, at a conversion price per ADS of $1.65; (d) exercise of Warrants, number of which was calculated based on the Debentures’ conversion price per ADS of $1.65; (e) exercise of all currently outstanding options and warrants.
(3) In aggregate, both in its capacity as NetNut’s shareholder and as a seller of the Purchased Assets.
(4) Directly and through an affiliated entity. Mr. Avitbul is also a shareholder in DiViNetworks Ltd.
(5) Directly and through an affiliated entity. Mr. Kremer is also a shareholder in DiViNetworks Ltd.
(6) Does not take into account: (i) a blocker provisions limiting the exercise of certain warrants and conversion of certain debentures if, thereafter, the shareholder would beneficially own in excess of either 4.99% or 9.99% of our outstanding Ordinary Shares, as applicable; (ii) anti-dilution protections, such that the conversion price of the loan will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance (and in such event a maximum of 509,848,485 ordinary shares would be issued to the holder upon the conversion of the loan and exercise of the warrants; and (iii) a most favored nation right for a subsequent financing on better terms and a right to participate in subsequent financing.
(7) Does not take into account: (i) a blocker provisions limiting the exercise of certain warrants and conversion of certain debentures if, thereafter, the shareholder would beneficially own in excess of either 4.99% or 9.99% of our outstanding Ordinary Shares, as applicable; (ii) anti-dilution protections, such that the conversion price of the loan will be reset, but not below $0.40 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance (and in such event a maximum of 509,848,485 ordinary shares would be issued to the holder upon the conversion of the loan and exercise of the warrants; and (iii) a most favored nation right for a subsequent financing on better terms and a right to participate in subsequent financing.

We further wish to clarify that the text of the proposed resolution should be read as originally presented in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Counsel

Date: May 1, 2019

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